Filed Pursuant to Rule 253(g)(2)

File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 22 DATED DECEMBER 8, 2017

TO THE OFFERING CIRCULAR DATED SEPTEMBER 30, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated September 30, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 5, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisitions

Acquisition of Senior Mortgage Loan – PB 6, LLC

On December 4, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a principal balance of $2,650,000 (the “Peterberg Colfax Villas Senior Loan”). The borrower, PB 6, LLC, a California limited liability company (“Peterberg Colfax Villas”), used the loan proceeds to refinance 16,692 square feet of land that is currently entitled at 5137-5149 Colfax Avenue, Los Angeles, CA (the “Peterberg Colfax Villas Property”). Peterberg Colfax Villas currently plans to progress design and construction documents, file the construction documents with the city for building permits and build twelve units under the Los Angeles Small Lot Ordinance. The Peterberg Colfax Villas Senior Loan is secured by the Peterberg Colfax Villas Property.

Peterberg Colfax Villas is managed by the principal of Peterberg Construction (“Peterberg”). Peterberg Companies was founded in 2008 and encompasses several companies, including Peterberg Construction. Since inception, Peterberg Construction has completed 50 single-family home renovations, making it the 125th largest home remodeler, has renovated and managed several multi-family apartments, and has constructed several single- and multi-family units, all in Los Angeles County. Brian Peters, the co-manager of Peterberg, provided traditional bad-boy carve-out guarantees. Other than with regard to the Peterberg Colfax Villas Senior Loan and certain other real estate transactions, neither our Manager nor we are affiliated with Pacer.

The Peterberg Colfax Villas Property is currently improved with two structures. Construction is expected to begin in the first half of 2018.

On the original closing date of the Peterberg Colfax Villas Senior Loan, Peterberg Colfax Villas was capitalized with approximately $710,179 of equity capital from the borrower, which was used for soft-cost spent outside of closing.

The Peterberg Colfax Villas Senior Loan bears an interest rate of 11.0% per annum, with an amount equal to 11.0% per annum paid current through the maturity date, November 27, 2018 (the “Peterberg Colfax Villas Maturity Date”). In addition, Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the Peterberg Colfax Villas Senior Loan amount, paid directly by Peterberg Colfax Villas.

Peterberg Colfax Villas has the ability to extend the Peterberg Colfax Villas Maturity Date for six months; provided, however, to exercise such extension, Peterberg Colfax Villas is required to pay to us an extension fee consisting of 1.0% of the outstanding principal amount of the Peterberg Colfax Villas Senior Loan. During the extension period, the interest rate of the Peterberg Colfax Villas Senior Loan will increase to 12.0% per annum. The Peterberg Colfax Villas Senior Loan may be prepaid in whole or in part without penalty during the term of the Peterberg Colfax Villas Senior Loan.

As of the closing date, the Peterberg Colfax Villas Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 79%. The LTC ratio is the amount of the Peterberg Colfax Villas Senior Loan divided by the purchase price and spent soft-costs. There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the Peterberg Colfax Villas Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 74%. The LTV ratio is the amount of the Peterberg Colfax Villas Senior Loan divided by the November 2017 third-party appraised value of the Peterberg Colfax Villas Property. There can be no assurance that such value is correct.

The Peterberg Colfax Villas Property is located in the North Hollywood submarket of Los Angeles, CA. North Hollywood is a community within the city of Los Angeles that is generally situated in the southeast portion of the San Fernando Valley. The area has a high historic concentration of movie and TV production. Warner Brothers, CBS, Universal Studios, NBC, and Disney are located in Burbank just east of North Hollywood or in Universal City and Studio City just to the south.

As the Peterberg Colfax Villas Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Acquisition of Senior Mortgage Loan – Delridge Five, LLC

On December 6, 2017 we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage construction loan with a maximum principal balance of $2,500,000, (the “Envision Delridge Five Senior Loan”). The borrower, Delridge Five, LLC, a Washington limited liability company (“Envision Delridge Five”), used the loan proceeds to purchase 8,400 square feet of land that is currently entitled and permitted and intends to build and sell five infill townhomes at 5206 Delridge Way SW, Seattle, WA (the “Envision Delridge Five Property”).

Envision Delridge Five is managed by the principals of Envision Northwest (“Envision”), a real estate company. Envision is a vertically integrated real estate firm specializing in property development in the greater Puget Sound area of Seattle, WA. Envision has completed more than $50M in single family and in-fill townhome development in Seattle.

The Envision Delridge Five Property is currently improved with an older, vacant single-family residence. The existing improvements will be demolished to build the five homes. Envision intends to break ground on the site in December 2017.

On the original closing date of the Envision Delridge Five Senior Loan, Envision Delridge Five was capitalized with approximately $366,307 of equity capital from the borrower. The Envision Delridge Five Senior Loan has not been fully drawn down by the Borrower, with a maximum size of our obligation under the Envision Delridge Five Senior Loan being $2,500,000.

The Envision Delridge Five Senior Loan bears an interest rate of 12.0% per annum, with an amount equal to 12.0% per annum paid current through the maturity date, July 14, 2018 (the “Envision Delridge Five Maturity Date”). In addition, Fundrise Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the Envision Delridge Five Senior Loan amount, paid directly by Envision Delridge Five.

Envision Delridge Five has the ability to extend the Envision Delridge Five Maturity Date for one period of six months, subject to certain pay down thresholds. Additionally, Envision Delridge Five will be required to pay an extension fee consisting of 1.0% of the outstanding principal amount of the Envision Delridge Five Senior Loan. During the extension period, the interest rate of the Envision Delridge Five Senior Loan will increase to 13.0% per annum. The Envision Delridge Five Senior Loan may be prepaid in whole or in part without penalty during the term of the Envision Delridge Five Senior Loan.

The Guarantors have provided customary bad boy carve-out guarantees as well as full recourse completion guarantees.

The Envision Delridge Five Senior Loan’s loan-to-cost ratio, or the LTC ratio, is approximately 87%. The LTC ratio is the maximum loan amount of the Envision Delridge Five Senior Loan divided by the project budget of $2,866,307. There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the Envision Delridge Five Senior Loan’s as-completed loan-to-value ratio, or the LTV ratio, was approximately 73%. The LTV ratio is the amount of the Envision Delridge Five Senior Loan divided by the third-party appraised retail value of the completed Envision Delridge Five Property. There can be no assurance that such value is correct.

The Envision Delridge Five Property is located in the Delridge submarket of Seattle, WA approximately three to four miles southwest of downtown Seattle. The submarket is characterized as a bedroom community to downtown and is recognized for its saltwater beach parks along Elliott Bay and Puget Sound, including Alki Beach Park and Lincoln Park. The area also offers views of the Olympic Mountains to the west and the Cascade Range to the east.

As the Envision Delridge Five Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.